SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             Pogo Producing Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    730448107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 26, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------------                     -----------------------------
CUSIP No. 730448107                                Page 2 of 11 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     4,615,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                     -----------------------------
CUSIP No. 730448107                                Page 3 of 11 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     2,988,400
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,988,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,988,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D


------------------------------                     -----------------------------
CUSIP No. 730448107                                Page 4 of 11 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     4,615,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed in order to add Third Point Offshore Fund, Ltd. as a Reporting Person (as defined below) and amends the Schedule 13D filed on November 20, 2006 (the "Original 13D", and together with Amendment No. 1 thereto previously filed on December 1, 2006 and this Amendment No. 2, the "Schedule 13D"). The Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company ("Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Pogo Producing Company, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended by adding the following to the text thereof:

     (a) This statement is filed also by Offshore Fund. Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of Offshore Fund is to invest and trade in securities.

     (d) Neither Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $211,433,170 of their own investment capital to acquire the 4,615,000 shares of Common Stock held by them (the "Shares"), and Offshore Fund expended an aggregate of approximately $136,948,672 of its own investment capital to acquire its 2,988,400 shares of Common Stock.

     The Funds (including but not limited to Offshore Fund) effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 4,615,000 shares of Common Stock, including 200,000 shares of Common Stock acquired upon the exercise of options held by the Funds (other than the Offshore Fund). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 7.9% of the 58,389,247 shares of Common Stock outstanding as of October 24, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, Offshore Fund directly beneficially owns 2,988,400 shares of Common Stock, which represent 5.1% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 4,615,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Offshore Fund share voting power and dispositive power over the 2,988,400 shares of Common Stock held by Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B, other than the exercise of options, were effected in open market transactions. Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated as of February 5, 2007, by and between the Reporting Persons.

99.2 Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2007



                                        THIRD POINT LLC

                                        By:  Daniel S. Loeb,
                                             Chief Executive Officer


                                        By:  /s/ Justin Nadler
                                             -----------------------------------
                                              Name:  Justin Nadler
                                              Title: Attorney-in-Fact




                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By:      Daniel S. Loeb,
                                                 Director


                                        By:  /s/ Justin Nadler
                                             -----------------------------------
                                              Name:  Justin Nadler
                                              Title: Attorney-in-Fact




                                        DANIEL S. LOEB


                                        By:  /s/ Justin Nadler
                                             -----------------------------------
                                              Name:  Justin Nadler
                                              Title: Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                     WITH RESPECT TO POGO PRODUCING COMPANY]



                                                  Schedule A


                                  (Transactions by the Funds in Common Stock
                                          during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/15/06                     BUY*                          200,000                             45.00
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/21/06                      BUY                          165,000                             49.46
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/22/06                      BUY                          110,000                             49.58
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/29/06                      BUY                           35,100                             48.44
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/29/06                     SELL                          (35,100)                            48.44
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/5/07                       BUY                           28,000                             45.99
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/5/07                      SELL                          (28,000)                            45.99
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/19/07                      BUY                           25,000                             46.16
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/26/07                      BUY                          115,000                             47.70
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/31/07                      BUY                           36,700                             49.55
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/31/07                     SELL                          (36,700)                            49.55
------------------------ ---------------------------- --------------------------------- -----------------------------------


* Exercise of options held by the Funds other than the Offshore Fund



                                                  Schedule B


                                  (Transactions by Offshore Fund in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/21/06                      BUY                          165,000                             49.46
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/22/06                      BUY                          110,000                             49.58
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/29/06                     SELL                           (4,500)                            48.44
------------------------ ---------------------------- --------------------------------- -----------------------------------
        1/5/07                       BUY                           14,100                             45.99
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/19/07                      BUY                           18,000                             46.16
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/26/07                      BUY                           69,100                             47.70
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/31/07                      BUY                           8,900                              49.55
------------------------ ---------------------------- --------------------------------- -----------------------------------
